Mail Stop 4628

                                                             August 24, 2018

Via E-Mail
Robert F. Stefanovich
Chief Financial Officer
Cryoport, Inc.
17305 Daimler Street
Irvine, CA 92614

       Re:     Cryoport, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2017 Filed March 8, 2018
               File No. 1-34632

Dear Mr. Stefanovich:

        We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

General

   1. On page 6, you identify DHL, FedEx and UPS as companies with which you have strategic logistics alliances through which these companies' customers may ship using
      Cryoport services. Each of these companies provides shipping services to and/or from
      Syria and Sudan. Also, your website includes a document titled "Challenges in
      International Shipping" which includes Syria in a list of countries that have guidelines in place relating specifically to cold chain distribution of pharmaceuticals and other materials. Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, including with their governments, whether through subsidiaries, customers, strategic logistics alliance partners, affiliates, or other direct or indirect arrangements.
 Robert F. Stefanovich
Cryoport, Inc.
August 24, 2018
Page 2


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-
3470 if you have any questions about the comments or our review.

                                                          Sincerely,

                                                          /s/ Cecilia Blye

                                                          Cecilia Blye, Chief
                                                          Office of Global
Security Risk

cc:    Anne Nguyen Parker
       Assistant Director